December 12, 2014

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	DSW Inc. Form 10-K for year ended February 1, 2014 Filed March 27, 2014 Comment Letter dated November 20, 2014 File No. 1-32545

Dear Ms. Jenkins:

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 20, 2014 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K. The headings and numbered item of this letter correspond to the headings and numbered item contained in the Comment Letter. To facilitate the Staff's review, we have reproduced the text of the Staff's comment in bold below.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 6. Selected Financial Data, page 18

1. We note you include dsw.com sales in your comparable DSW stores calculation and your net sales per average gross square foot calculation. Please separately quantify the dsw.com sales or provide transparent disclosure of the impact of dsw.com sales on your comparable DSW stores and net sales per average square foot. Please provide draft disclosure to be included in future filings or explain why you believe this disclosure is not necessary.

Response:

DSW management has considered the disclosure of amounts of online sales since the launch of dsw.com, and has concluded that such disclosure would not provide meaningful information and therefore would not be beneficial to investors. As DSW continues its journey to become an omni-channel retailer, the distinction between online and in-store sales becomes increasingly irrelevant due to its initiative to become more customer-centric. DSW has structured its internal management to align with its omni-channel strategy. DSW's management reporting structure results in the online operations team and the store operations team reporting to the same senior leadership. Within the merchant organization, the merchandise planning and buying teams also report to the same senior leadership.

DSW has the ability to track and classify sales based on a variety of factors, such as in-store and online, as well as by brand, style, category, store location, and in various geographic configurations, based upon the manner in which they are recorded in DSW’s financial reporting and various business intelligence systems. These classifications do not necessarily translate to where the sales were originally demanded. Merchandise can be demanded from a store, dsw.com or m.dsw.com and fulfilled from a different location. DSW notes that there are six potential ways that sales can be demanded and fulfilled:

•	Traditional store sales are demanded in-store and fulfilled by the same store.

•	Traditional online (including mobile) sales are demanded online and fulfilled by the fulfillment center.

•	Four of the categories are omni-channel sales:

◦	Merchandise is demanded in-store and fulfilled by the fulfillment center.

◦	Merchandise is demanded in-store and fulfilled by another store.

◦	Merchandise is demanded online and fulfilled by a store.

◦	Merchandise is demanded in-store or online and fulfilled by drop shipment from a supplier's warehouse.

The integration of the online and in-store sales channels is part of the omni-channel strategy. DSW's omni-channel sales strategy is summarized in the Part 1. Business on pages 3 and 4 of the Form 10-K filed on March 27, 2014: "Over the past two years, we have taken important steps in our omni-channel strategy with the launch of our shoephoria, charge-send and drop ship capabilities. Our shoephoria system provides us the ability to fulfill out-of-stock orders placed within our stores out of our fulfillment center. Our charge-send system allows us to fulfill both online and store orders from all of our DSW store locations.

Charge-send is now available in all DSW stores. Our drop ship capability allows us to sell product online while fulfillment takes place out of our suppliers' warehouse."

The core of DSW's omni-channel strategy is to become more customer-centric, which results in DSW conforming to how the customer wants to shop, whether it be in-store, online or on a mobile device. The interrelationship among the ways customers can purchase product from DSW results in sales that are generated and fulfilled across multiple channels. The following examples demonstrate that interrelationship:

•
In addition to generating direct sales, dsw.com, m.dsw.com and the dsw mobile application increase store sales and store demand by providing customers the ability to pre-shop and ultimately complete their transactions either in-store or online;

•	Store demand increases online and mobile sales by providing customers with in-store access to inventory in the fulfillment center or other stores through the shoephoria system;

•	Merchandise purchased online can be returned at any DSW store or to dsw.com;

•	Many products that were previously available in-store only are now available online to be shipped to the customer from a store;

•	The Company's shoephoria! system allows DSW to ship products from the fulfillment center directly to customers; and

•
DSW can ship product demanded online or from another store directly to the customer effectively turning all of its stores into mini fulfillment centers (also known as "charge-send"). Online orders can be fulfilled from stores, from the fulfillment center or drop-shipped from a supplier's warehouse.

DSW also has future omni-channel strategies that further intertwine the relationship of online and store sales:

•
DSW plans to make an internal change to improve its inventory planning process. Currently, the sales return of an item follows the original sale of the item. If an item was purchased online, the sales return would be recorded on dsw.com even if it was returned in a store. Beginning in 2015, the sales return of the item will follow the physical location of the sales return. If an item was purchased online but returned in a store, the sales return will be recorded at the store. This change will result in a shift of sales between channels, but the total DSW segment remains unchanged;

•	DSW plans to launch the capability of buy online and pick up in-store in 2015, further blurring the lines between stores and online purchases; and

•	In 2015, DSW also plans to launch additional in-store technology to increase access to its full assortment to store customers.

As a result of DSW's current and future omni-channel efforts noted above, DSW does not make decisions based on online sales and in-store sales separately and believes that those factors above decrease the usefulness and importance of separately disclosing online sales. Therefore, the Company includes both types of sales in DSW’s comparable sales, which is a key financial measure used by management in assessing DSW’s performance. Another key financial measure is the net average sales per square foot. As noted in Item 6 of the fiscal 2013 DSW 10-K,"In fiscal 2013, DSW changed the measure to DSW segment net sales to better reflect the omni-channel nature of its business with the addition of charge-send, shoephoria and drop ship capabilities." With the shift to an omni-channel view of the business, average sales per square foot offers a consistent measure for management and investors.

DSW plans to further articulate and inform the investor of its omni-channel strategy listed above in its 10-K for fiscal 2014. In the fiscal 2014 Form 10-K, DSW will also add additional language in Item 1. Business under the "Competition" heading reiterating that "DSW management believes that its brick and mortar stores are a competitive advantage stimulating online sales and drive total DSW segment sales".

In the fiscal 2014 Form 10-K, DSW plans to enhance its sales and revenue recognition accounting policy that will be disclosed in the Significant Accounting Policies note with additional disclosure about merchandise demand and fulfillment. Additions to the fiscal 2013 disclosure are underlined.

Sales and Revenue Recognition- Revenues from merchandise sales are recognized upon customer receipt of merchandise, are net of returns through period end, exclude sales tax and are not recognized until collectibility is reasonably assured. Merchandise can be demanded from a store, dsw.com or m.dsw.com. The demand can be fulfilled from a store, the dsw.com fulfillment center or drop-shipped from a supplier's warehouse. If the product is shipped to a customer from a store, the dsw.com fulfillment center or a supplier's warehouse, DSW defers revenue representing a time lag for shipments to be received by the customer.

In addition, in response to the Staff's comment, DSW will reference this updated disclosure in the appropriate footnote in Item 6 of the 2014 Form 10-K. Additions to the fiscal 2013 disclosure are underlined.

(14) Net sales per average gross square foot is the result of dividing net sales for the DSW segment only for the period presented by average gross square footage calculated as described in note 13 above. Net sales for fiscal 2012 are based on a 53-week year. In fiscal 2013, DSW changed the measure to DSW segment net sales to better reflect the omni-channel nature of our business with the addition of charge-send, shoephoria and drop ship capabilities. See "Sales and Revenue Recognition" in Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a discussion of categories of omni-channel sales.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1499.

Sincerely,

/s/ Mary Meixelsperger
Mary Meixelsperger
Senior Vice President and Chief Financial Officer